SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Nexus Telocation Systems Ltd.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
February 1, 2005

        Notice is hereby given that an Annual Meeting of the Shareholders of Nexus Telocation Systems Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co. 1 Azrieli Center, 46th Floor, Tel Aviv on Tuesday, February 1, 2005, at 11:00 A.M. (Israel time) for the following purposes:

1.     To increase the share capital of the Company by NIS 12,000,000 divided into 400,000,000 Ordinary Shares, par value NIS 0.03 each.

The authorized share capital of the Company following the above increase shall be NIS 24,000,000 divided into 800,000,000 Ordinary Shares, par value NIS 0.03 each.

2.     To elect Yossi Ben Shalom, Barak Dotan, Yoel Rosenthal, Ken Lalo and Opher Linchevski as directors of the Company for the coming year. The election of Opher Linchevski to the Board of Directors of the Company is subject to the Closing of the Share Purchase Agreement referred to in proposal number 5.

3.     To appoint Kost Forer & Gabay as the independent public accountants of the Company for the year ending December 31, 2004 and to authorize the Board of Directors to fix their remuneration in accordance with the volume and the nature of their services, as the Board of Directors may deem fit in their sole discretion.

4.     To approve the granting of indemnification letters to the directors of the Company.

5.     To approve the Company entering into a Share Purchase Agreement and Convertible Loan Agreements with Egged Holdings Ltd. Under the Share Purchase Agreement additional investors may invest in the Company, including DBSI Investments Ltd., a controlling shareholder of the Company.

6.     Subject to the Closing of the Share Purchase Agreement referred to in proposal number 5, to amend the Articles of Association of the Company.

7.     To receive Management’s report on the business of the Company for the year ended December 31, 2003 and to review the Company’s Consolidated Balance Sheets at December 31, 2003 and the Consolidated Statements of Income for the year then ended.

        Shareholders of record at the close of business on January 3, 2005, will be entitled to notice of, and to vote at, the Meeting.

        Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,
Nexus Telocation Systems Ltd.
Date: January 4, 2005

PROXY STATEMENT

NEXUS TELOCATION SYSTEMS LTD.
1 Korazin Street
Givatayim
Israel

ANNUAL MEETING OF SHAREHOLDERS
February 1, 2005

        The enclosed proxy is being solicited by our board of directors for use at our annual meeting of shareholders to be held on February 1, 2005, at 11:00 A.M. or at any adjournment thereof. The record date for determining which of our shareholders are entitled to notice of, and to vote at, the meeting is established as of the close of business on January 3, 2005.

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposals or against them or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting, subject to the terms of applicable law.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to us a later-dated proxy.

        Each ordinary share is entitled to one vote on each matter to be voted on at the meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned for one week at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

        Since the controlling shareholder, as defined in the Companies Law, has a personal interest in Proposal number 2, Proposal number 4, Proposal number 5 and Proposal number 6 the approval of such proposals require the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following applies (i) the majority of votes at the Meeting voting for the resolution include at least one third of all the votes of shareholders who do not have a personal interest in the approval of the resolution and who are present, in person or by proxy, in the Meeting, not including abstentions; (ii) the total of opposing votes of the shareholders who do not have a personal interest in the approval of the resolution and who are present, in person or by proxy, in the Meeting, not including abstentions, does not exceed 1% of all voting rights in the Company.

        For this purpose, “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

        In connection with Proposals number 2, 4, 5 and 6 shareholders are required to note in the proxy card attached whether they do or do not have a “personal interest” in such resolution.

        Proposals number 1 and number 3 to be presented at the meeting require the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least fifty percent of the votes actually cast with respect to such proposal.

PROPOSAL 1

INCREASE IN AUTHORIZED SHARE CAPITAL

        For the purpose of reserving sufficient quantities of shares to permit the issuance of future shares, warrants and options, our management desires to increase our authorized share capital from 400,000,000 shares NIS 0.03 per share to 800,000,000 NIS 0.03 per share.

        Our board of directors will present the following resolution at the Meeting:

         “RESOLVED to increase the share capital of the Company by NIS 12,000,000 divided into 400,000,000 Ordinary Shares, par value NIS 0.03 each.”

The authorized share capital of the Company following the above increase shall be NIS 24,000,000 divided into 800,000,000 Ordinary Shares, par value NIS 0.03 each.

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” increase of the Share Capital of the Company.

        Since Proposal 1 requires the amendment of our Articles of Association, the affirmative vote of the holders of at least fifty percent of the voting power represented at the meeting in person or by proxy and voting thereon is necessary for approval of Proposal 1 approving an increase in our authorized share capital.

PROPOSAL 2

ELECTION OF DIRECTORS

        The management of the Company has nominated the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify. The election of Opher Linchevski is subject to the Closing of the Share Purchase Agreement with Egged Holdings Ltd., as detailed in Proposal 5.

        The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation
Yossi Ben Shalom	48
		Yossi Ben Shalom was appointed as our new Chairman of the Board of Directors in 2003. He had been Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director in numerous boards, such as at NICE Systems (NICE), (computer telephony), Machteshim Agan (chemistry), and Investec Bank, amongst others. Mr. Ben-Shalom was an active chairman in successful turnaround programs, such as Eurocar Israel, and American Express Israel. He participated in the creation of TDA VC fund (a joint venture between Tempelton and Tadiran). He was an active Chairman of Scopus – a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Company.

Barak Dotan	36	Barak Dotan was appointed a director on our board in April 2003. Mr. Dotan is a co-founder of DBSI Investments Ltd., a private investment company that has made various investments in private and public companies. Before establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada [Nasdaq--JCDA], formerly CST, a software company that provides a complete software infrastructure to transform legacy systems into e-business and wireless solutions, and thereafter managed private investments in high-tech and other areas. Mr. Dotan graduated from the Hebrew University of Jerusalem summa cum laude with a B.Sc. in Computer Science and Business Management.
Yoel Rosenthal	49
		Yoel Rosenthal was appointed a director on our Board in April 2003. He is a veteran accountant with over 20 years of experience. Prior to joining D.B.S.I., Mr. Rosenthal was a founder and partner of a private accounting firm in Israel, Bruckner, Rosenthal, Ingber, He also held the position of Loan Officer for multinational corporations at the Bank of Montreal in the USA. Mr. Rosenthal received an MBA with honors from the University of California at Los Angeles and a BA in Economics and Accounting from Tel Aviv University.
Ken Lalo	46
		Ken Lalo was appointed a director on our Board in April 2003. Mr. Lalo is the Executive Vice Chairman of Nipson SAS and Chairman of its US, UK and German subsidiaries. From 2001, he served as Vice President, Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. and also as a member of the Boards of Directors of various affiliates of Koonras, including publicly traded and private companies. From 1993 until 2001, he served as Vice President and General Counsel, Clal Industries and Investments Ltd. and as a member of the Boards of Directors of various affiliates of Clal, including publicly traded and private companies. Mr. Lalo holds an LL.B. from Tel-Aviv University, an M.C.L (Master of Comparative Law) degree from Georgetown University and an M.B.A from Northwestern University/Tel-Aviv University.
Opher Linchevski	36
		Opher Linchevski is the CFO of "Egged" Cooperative Society for Transportation in Israel Ltd. ("Egged"). From 2004 he is serving as CEO of Egged Holdings Ltd., a wholly owned subsidiary of Egged, a company involved in the light rail project in Jerusalem, the light rail tender for Tel Aviv, and public transportation activities outside of Israel; Mr. Linchevski is a member of the Board of Directors of various subsidiaries of Egged. During the year 2001 Mr. Linchevski served as a director of the Board of Directors, a member of the financial committee and a member of the hedging committee of "Zim" the Israeli Shipping Company Ltd. From 1998 until 2001 Mr. Linchevski served as manager of the transportation field in the Israeli Ministry of Finance (budgets). Mr. Linchevski holds an LL.B., a B.A. in economics and an M.B.A. all from the Hebrew University.

        Our board of directors will present the following resolution at the meeting:

        "RESOLVED, that Mr. Yossi Ben Shalom, Mr. Barak Dotan, Mr. Yoel Rosenthal, Mr. Ken Lalo and Mr. Opher Linchevski are hereby elected to serve as directors for the coming year and until their respective successors are duly elected and shall qualify.”

        The election of Opher Linchevski as a director is subject to the Closing of the Share Purchase Agreement with Egged Holdings Ltd., as detailed in Proposal 5.

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby "For" the election of Mr. Yossi Ben Shalom, Mr. Barak Dotan, Mr. Yoel Rosenthal, Mr. Ken Lalo and Mr. Opher Linchevski.

        The approval of Proposal number 2 requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following applies (i) the majority of votes at the Meeting voting for the resolution include at least one third of all the votes of shareholders who do not have a personal interest in the approval of the resolution and who are present, in person or by proxy, in the Meeting, not including abstentions; (ii) the total of opposing votes of the shareholders who do not have a personal interest in the approval of the resolution and who are present, in person or by proxy, in the Meeting, not including abstentions, does not exceed 1% of all voting rights in the Company.

PROPOSAL 3

TO APPOINT KOST FORER & GABAY AS THE INDEPENDENT PUBLIC
ACCOUNTANTS OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31,
2004 AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THEIR
REMUNERATION

        The Israeli Companies Law requires the shareholders meeting of a company to appoint its independent public accountants.

        In compliance with the law, our board of directors will present the following resolution at the meeting:

        “RESOLVED to appoint Kost Forer & Gabay as the independent public accountants of the Company for the year ending December 31, 2004 and to authorize the Board of Directors to fix their remuneration in accordance with the volume and the nature of their services, as the Board of Directors may deem fit in their sole discretion.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the appointment of Kost Forer & Gabay as the independent public accountants of the Company for the year ending December 31, 2004 and authorizing the Board of Directors to fix their remuneration in accordance with the volume and the nature of their services, as the Board of Directors may deem fit in their sole discretion.

        The affirmative vote of the holders of at least fifty percent of the voting power represented at the meeting in person or by proxy and voting thereon is necessary for approval of Proposal 3.

PROPOSAL 4

GRANTING OF INDEMNIFICATION LETTERS

        In order to induce individuals to serve as directors and officers of the Company, it is critical that the Company grant to its directors and officers indemnification letters. Therefore, the Company believes it is necessary to grant to its directors and officers indemnification letters in the form attached hereto as Exhibit A.

        The shareholders of the Company are requested to adopt the following resolution:

        “RESOLVED to approve the granting of Indemnification Letters to the directors and officers of the Company, in the form attached hereto as Exhibit A.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the granting of Indemnification Letters to the Company’s officers and directors.

        The approval of Proposal number 4 requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following applies (i) the majority of votes at the Meeting voting for the resolution include at least one third of all the votes of shareholders who do not have a personal interest in the approval of the resolution and who are present, in person or by proxy, in the Meeting, not including abstentions; (ii) the total of opposing votes of the shareholders who do not have a personal interest in the approval of the resolution and who are present, in person or by proxy, in the Meeting, not including abstentions, does not exceed 1% of all voting rights in the Company.

PROPOSAL 5

APPROVAL OF ENTERING INTO A SHARE PURCHASE AGREEMENT AND
CONVERTIBLE LOAN AGREEMENT WITH EGGED HOLDINGS LTD. AND
INVESTMENT BY DBSI HOLDINGS LTD., A CONTROLLING SHAREHOLDER
OF THE COMPANY

        At the Meeting, you will be asked to consider and vote upon a proposal to:

(i)	approve a share purchase agreement (the “Share Purchase Agreement”) between the Company and Egged Holdings Ltd. (“Egged”) dated as of November 16, 2004, pursuant to which Egged shall purchase from the Company 28,571,429 Ordinary Shares of the Company, par value NIS 0.03 each, at a price per share of US 8.4 cents (US$0.084), which following their issuance shall constitute 14.4% of the issued share capital of the Company, and be issued a warrant to purchase up to 6,285,714 Ordinary Shares of the Company, at an exercise price per share of US 8.4 cents (US$0.084), exercisable until the earlier of (a) April 6, 2006; or (b) a merger & acquisition transaction. Under the Share Purchase Agreement until the Closing, as defined therein, the Company may raise up to an additional 3,000,000 US dollars under the same terms and conditions; of which DBSI Investments Ltd., a controlling shareholder of the Company, may invest up to 1,000,000 US dollars and additional investors may invest up to an additional 2,000,000 US dollars. The number of warrants to be granted to such additional investors may be calculated by multiplying the number of shares to be issued to such additional investors by 22%;

(ii)	approve a convertible loan agreement by and among the Company, Pointer (Eden Telecom) Ltd., a wholly owned subsidiary of the Company (“Pointer”) and Egged, dated as of November 16, 2004. Pursuant to the Convertible Loan Agreement Egged shall provide Pointer with a loan of US 2,000,000 dollars (the “Loan Amount”) to bear interest at a rate of three month LIBOR +3.5% compounded annually. The Loan Amount may be converted either into Ordinary Shares of Pointer, par value NIS 1.00, at a conversion price per share of $212, and subject to certain conditions relating to other loans to be provided to Pointer by other investors; or into Ordinary Shares of the Company, par value NIS 0.03 each, at any time within three years from the Closing of the Convertible Loan Agreement, at a conversion price per share of US 12.9 cents (US$0.129);

(iii)	approve an additional convertible loan agreement by and among the Company, Pointer and Egged, dated as of November 16, 2004. Pursuant to the loan agreement Egged shall provide Pointer with a loan of NIS 7,275,000 (the “Loan Amount”) to bear interest during the first two years at a rate of 4% per annum and thereafter until repayment of 7.5% per annum. The Loan Amount may be converted, at any time within two years, subject to certain restrictions, either into Ordinary Shares of Pointer, par value NIS 1.00, or into Ordinary Shares of the Company, par value NIS 0.03 each, at an exercise price per Company share of US 18 cents (US$0.18).

        The loan agreemens referred to in subsections (ii) and (iii) above are hereinafter referred to as the “Convertible Loan Agreements”.

        The Company is to enter into these agreements as part of the raising of funds by the Company for the purchase by Pointer of the assets and activities of Shagrir Towing Services Ltd. and Shagrir (1985) Ltd. for a consideration of approximately NIS 200 million. Shagrir is one of the leading companies in Israel in the field of automobile repair services and towing services. Shagrir has approximately 730,000 subscribers throughout Israel and its fleet of vehicles include approximately 130 service cars, mobile garages and towing vehicles.

        The Share Purchase Agreement together with the Convertible Loan Agreements shall be referred to herein as the “Transaction”. The completion of the Transaction is subject to the closing of the agreement for the purchase by Pointer of the assets and activities of Shagrir Towing Services Ltd. and Shagrir (1985) Ltd.

        The Transaction is being brought to the shareholders approval since as part of the Transaction DBSI Investments Ltd. (“DBSI”), a controlling shareholder of the Company, holding approximately 35% of the issued share capital of the Company, may invest in the Company up to US$1,000,000 as above detailed and has entered into a Shareholders Agreement with Egged.

Following is a review of the material terms of such Shareholders Agreement:

1.	The Board of Directors of the Company shall consist of seven directors of which: (i) four members will be nominated by DBSI; (ii) one member will be nominated by Egged; and (iii) two members shall be external directors as required by the Companies Law, 1999.

2.	Egged shall have the right to appoint the higher of (i) one director; and (ii) such round number of directors which constitute 20% of Nexus’ representation in the Board of Directors of any direct or indirect subsidiary of the Company, other than Pointer.

3.	The Board of Directors of Pointer shall consist of eight members. In respect thereto the Company has reached an agreement with a group of investors that are to invest in Pointer that they shall have the right to nominate four members to the Board of Directors of Pointer. Of the four members to be nominated by the Company one member shall serve as the Chairman of the Board of Directors of Pointer and shall have a casting vote. Egged and DBSI have agreed that they shall vote their shares in the Company such that of the four members to be nominated by Nexus to the Board of Directors of Pointer Egged shall be entitled to nominate one member, on its behalf, who shall not act as the Chairman of the Board of Directors of Pointer.

4.	DBSI and Egged agreed to vote their shares in the Company against any of the following resolutions, unless the parties agree otherwise in a prior written agreement: (i) distribution of dividend of either more or less than 75% of the profits attributable for distribution under law; (ii) increase of the share capital of the Company or Pointer; (iii) entry into or amendment of any shareholders agreement to which the Company is a party; (iv) for a period of twenty four months issuance of new shares or other securities convertible into shares by the Company under a pre-money valuation of the Company that is lower than the Company’s valuation under the Share Purchase Agreement, not including new options to employees of the Company and its subsidiaries; (v) approval of certain material transactions such as merger, acquisition and liquidation; and (vi) amendment of the Articles of Association of the Company or any of its subsidiaries in such a way which shall have an adverse effect on the rights of either of the parties.

5.	Except for transfer of shares within the usual trade of the stock exchange, Egged shall grant DBSI a right of first refusal to purchase its shares in the Company in the event Egged shall wish to sell its shares.

6.	Except for a transfer of shares within the usual trade of the stock exchange, in the event DBSI shall wish to sell its shares to a third party DBSI shall grant Egged a tag along right in respect of such sale.

        Our board of directors will present the following resolution at the Meeting:

        “RESOLVED to approve the Company entering into the Share Purchase Agreement and the Convertible Loan Agreements.”

        The approval of Proposal number 5 requires the the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following applies (i) the majority of votes at the Meeting voting for the resolution include at least one third of all the votes of shareholders who do not have a personal interest in the approval of the resolution and who are present, in person or by proxy, in the Meeting, not including abstentions; (ii) the total of opposing votes of the shareholders who do not have a personal interest in the approval of the resolution and who are present, in person or by proxy, in the Meeting, not including abstentions, does not exceed 1% of all voting rights in the Company.

PROPOSAL 6

AMENDMENT OF THE ARTICLES OF ASSOCIATION OF THE COMAPNY

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED to add Article 38(d) to the Articles of Association of the Company which shall read as follows:

        “Any director designated to the Board of Directors as a nominee of either DBSI Holdings Ltd. or Egged Holdings Ltd. may demand that a resolution of the Board of Directors of the Company be transferred to the vote of the shareholders of the Company.”

        The above resolution is subject to the Closing of the Share Purchase Agreement with Egged Holdings Ltd., as detailed in Proposal 5.

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the amendment of the Articles of Association of the Company.

        The approval of Proposal number 6 requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following applies (i) the majority of votes at the Meeting voting for the resolution include at least one third of all the votes of shareholders who do not have a personal interest in the approval of the resolution and who are present, in person or by proxy, in the Meeting, not including abstentions; (ii) the total of opposing votes of the shareholders who do not have a personal interest in the approval of the resolution and who are present, in person or by proxy, in the Meeting, not including abstentions, does not exceed 1% of all voting rights in the Company.

PRESENTATION OF FINANCIAL STATEMENTS

        To receive Management’s report on the business of the Company for the year ended December 31, 2003 and to receive the Company’s Consolidated Balance Sheets at December 31, 2003 and the Consolidated Statements of Income for the year then ended.

        The Israeli Companies Law requires the presentation of the Consolidated Balance Sheets of the Company to the Shareholders of the Company.

        The Management’s report on the business of the Company for the year ended December 31, 2003 and the Company’s Consolidated Balance Sheets at December 31, 2003 and the Consolidated Statements of Income for the year then ended will be presented to the Shareholders of the Company.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

By Order of the Board of Directors —————————————— Date January 4, 2005

EXHIBIT A
NEXUS TELOCATION SYSTEMS LTD.

LETTER OF INDEMNIFICATION

February 1, 2005

Dear [_______],

        This letter agreement (the “Letter”) is provided to you in recognition that it is in the best interests of Nexus Telocation Systems Ltd. (the “Company”) to provide hereunder for your indemnification to the fullest extent permitted by law.

    1.        The Company hereby undertakes to indemnify you to the maximum extent permitted by applicable law in respect of the following:

    1.1        any financial obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court, in respect of any act or omission (“action”) taken or made by you in your capacity as a director and/or officer of the Company, including without limitation, but subject to Section 2 below, any amount reasonably incurred or suffered by you in connection with such an action; and

    1.2        all reasonable litigation expenses, including attorneys’ fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of a crime which does not require proof of mens rea (criminal intent) in which you are convicted, all in respect of actions taken by you in your capacity as a director and/or officer of the Company.

The above indemnification will also apply to any action taken by you in your capacity as a director and/or officer of any other company controlled by the Company (a “Subsidiary”).

    2.        Notwithstanding the aforesaid, the Company will not indemnify you for any amount you may be obligated to pay in respect of:

    2.1        a breach of your duty of loyalty, except, to the extent permitted by law, for a breach of your duty of loyalty to the Company or a Subsidiary while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company or Subsidiary, as applicable;

2.2 a willful breach of your duty of care or reckless disregard for the circumstances or to the consequences of a breach of your duty of care;

2.3 an action taken or not taken with the intent of unlawfully realizing personal gain;

2.4 a fine or penalty imposed upon you;

    2.5        With respect to proceedings or claims initiated or brought voluntarily by you other than by way of defense or by way of third party notice to the Company in connection with claims brought against you, except in specific cases in which the Board of Directors of the Company has approved the initiation or bringing of such suit, which approval shall not be unreasonably withheld;

    3.        To the fullest extent permitted by law, the Company will make available all amounts needed in accordance with Section 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”), and with respect to items referred to in Section 1.2 above, even prior to a court decision, provided however, that advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime which requires criminal intent. Other advances will be repaid by you to the Company if it is determined that you are not entitled to such indemnification as authorized hereby.

        As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

    4.        The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director or officer of the Company or of a Subsidiary, as applicable, provided, that the obligations are in respect of actions taken by you while you were a director and/or officer, and in such capacity, including if taken during the period commencing on ___________.

    5.        The Company’s undertaking to indemnify you for the expenses mentioned in Section 1.2 (pursuant and subject to Section 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of Section 2 above) and for the matters mentioned in Section 1.1 above shall apply only insofar as such expenses and/or matters result from your actions in the following matters or in connection therewith:

    5.1        The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreement, notice, report, tender and/or other proceeding, whether in Israel or abroad;

    5.2        Occurrences in connection with investments the Company and/or Subsidiaries make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary as a director, officer and/or board observer of the corporation which is the subject of the transaction and the like;

5.3 The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company or a Subsidiary;

5.4 Actions in connection with the merger of the Company and/or a Subsidiary with or into another entity;

5.5 Actions in connection with the sale of the operations and/or business, or part thereof, of the Company and/or a Subsidiary;

5.6 Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

    5.7        Actions taken in connection with labor relations and/or employment matters in the Company and/or the Subsidiaries and trade relations of the Company and/or the Subsidiaries, including with employees, independent contractors, customers, suppliers and various service providers;

    5.8        Actions in connection with the development or testing of products developed by the Company and/or the Subsidiaries, or in connection with the distribution, sale, license or use of such products, including without limitation in connection with professional liability and product liability claims;

    5.9        Actions taken in connection with the intellectual property of the Company and/or the Subsidiaries, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property, including any assertion that the Company’s products infringe on the intellectual property rights or constitute a misappropriation of any third party’s trade secrets; and

    5.10        Actions taken pursuant to or in accordance with the policies and procedures of the Company and/or the Subsidiaries (including tax policies and procedures), whether such policies and procedures are published or not.

5.11 Approval of corporate actions, in good faith, including the approval of the acts of the Company’s management, their guidance and their supervision.

5.12 Claims of failure to exercise business judgement and a reasonable level of proficiency, expertise and care in regard of the Company’s business.

5.13 Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction.

    5.14        Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws.

    6.        The total aggregate amount of indemnification for which the Company undertakes to indemnify you hereunder, for all of the matters and circumstances described herein (cumulative), shall not exceed an amount equal to US$ 4,000,000 in the aggregate, calculated with respect to each director and officer of the Company.

    7.        The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 6 above.

    8.        Subject to the provisions of Sections 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

    9.        The Company will be entitled to any amount actually received from a third party in connection with liabilities indemnified hereunder, to be paid by you to the Company within fifteen (15) days following the receipt of the said amount.

    10.        In all indemnifiable circumstances, indemnification will be subject to the following:

    10.1        You shall promptly notify the Company in writing of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you shall deliver to the Company, or to such person as it shall advise you, without delay all documents you receive or possess in connection with these proceedings or possible or threatened proceedings. Notice to the Company shall be directed to the Chief Executive Officer of the Company at the address shown in the signature page of this Letter (or such other address as the Company shall designate to you).

    10.2        Similarly, you must notify the Company in writing (addressed as described in Section 10.1 above) on an ongoing and current basis concerning all events that you suspect may possibly give rise to the initiation of legal proceedings against you.

    10.3        Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney that you reasonably deem to be unacceptable. The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid. For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not fully indemnifiable pursuant to this Letter and/or pursuant to law and further provided that any such settlement or arrangement does not impose on you any liability or limitation.

    10.4        You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

    10.5        If, in accordance with Section 10.3, the Company has taken upon itself the conduct of your defense, you shall have the right to employ counsel in any such action, suit or proceeding, but the fees and expenses of such counsel, incurred after the assumption by the Company of the defense thereof, shall be at your expense unless: (i) the employment of counsel by you has been authorized by the Company; or (ii) you and the Company shall have reasonably concluded that there may be a conflict of interest between the Company and yourself in the conduct of the defense of such action, in each of which cases the reasonable fees and expenses of counsel shall be at the expense of the Company.

    10.6        The Company will have no liability or obligation pursuant to this Letter to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s prior written consent to such compromise or settlement, which consent shall not be unreasonably withheld.

    11.        The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any actions listed in Section 2 above.

    12.        If for the validation of any of the undertakings in this Letter any act, resolution, approval or other procedure is required, the Company undertakes to make its best efforts to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

    13.        For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter derogates from the Company’s right (but in no way obligation) to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 5 and 6 above. The Company may, in its sole discretion, following receipt of necessary corporate approvals, and subject to applicable law, indemnify you retroactively for actions committed prior to the date of this Letter. Your rights of indemnification hereunder shall not be deemed exclusive of any other rights you may have under the Company’s Articles of Association or applicable law or otherwise.

    14.        If any undertaking included in this Letter is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings, which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

    15.        No supplement, modification or amendment of this Letter shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Letter shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

    16.        This Letter and the agreements contained herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

        This Letter is being issued to you pursuant to the resolution adopted by the Board of Directors on November 7, 2004 and the Company’s shareholders on February 1, 2005.

        Kindly sign in the space provided below to acknowledge your agreement to the contents hereof, and return this Letter to the Company.

Very truly yours, —————————————— NEXUS TELOCATION SYSTEMS LTD.

Agreed:
_______________________
Name: ______________
Title: ______________
Date: ______________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Arik Avni —————————————— Arik Avni CEO

Date: January 5, 2005